Mail Stop 6010   April 25, 2008

Richard Chin, M.D.
President and Chief Executive Officer
Oxigene, Inc.
230 Third Avenue
Waltham, MA 02451

      Re: Oxigene, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed April 18, 2008
             File No. 0-21990

Dear Dr. Chin:

      We have completed our review of your proxy statement and have no further comments at this time. Please contact Song Brandon at (202) 551-3621 with any questions.

                Sincerely,

                Jeffrey Riedler
                Assistant Director

cc: Megan N. Gates, Esq.
        Asya S. Alexandrovich, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        One Financial Center
        Boston, MA 02111